Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

February 8, 2022

Via EDGAR Filing

Mr. Michael A. Rosenberg

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2142

Energy Innovation Portfolio, Series 1

File Nos. 333-257172 and 811-03763

Dear Mr. Rosenberg:

This letter responds to the comment given during a telephone conversation with our office regarding the response letter filed on January 28, 2022, that relates to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2142, filed on June 17, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Energy Innovation Portfolio, Series 1 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       You have stated that “Principal Investment Strategy” section will state that the trust will invest at least 80% of the value of its assets in companies that currently derive a large portion of their revenues or profits from the energy innovation space or will be increasing their exposure to this space in the coming years. Please revise this section to state that at least 80% of the trust’s assets will be in energy companies or innovative energy companies.

Response:       In response to this comment, the first paragraph under the “Principal Investment Strategy” section will be replaced with the following:

Under normal circumstances, the trust will invest at least 80% of the value of its assets in innovative energy companies, as described below. Innovative companies are those that create new technologies or novel product solutions, which may create new growth opportunities. An innovative energy company is a company that derives at least 50% of its revenues or profits from evolving technologies in one or more the following areas: renewable energy; alternative fuels; natural gas & hydrogen; next generation hydrocarbons; emission control technologies; energy storage, maintenance & transmission; or electric vehicles infrastructure. The trust will seek to invest in innovative energy companies that may be positioned to benefit from evolving technologies related to the production, storage and consumption of energy and may have the ability to improve productivity, improve efficiency, reduce carbon emissions or generate non-traditional sources of energy. Innovative energy companies can come from a variety of GICS sectors both within and outside of the traditional oil & gas space.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren